FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 20, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) has been provided by Azimut Exploration Inc. (TSX-V: AZM) with a letter alleging default (the “Notice of Default”) with respect to the option agreements covering the North Rae and Daniel Lake uranium properties in Quebec. NWT believes that the allegations made by Azimut are without merit.

NWT further believes that the Notice of Default is part of a strategy aimed at derailing the business combination proposed between NWT and Nu-Mex Uranium Corp. (OTCBB: NUMX), which was detailed in a press release dated November 19, 2007. On December 12, 2007, Azimut submitted an unsolicited expression of interest to acquire NWT, which was subsequently rejected. This unsolicited expression of interest was the subject of a NWT press release on December 17, 2007.

“NWT and its contractors have conducted themselves in an exemplary fashion while carrying out exploration of the North Rae and Daniel Lake properties through difficult labor and weather conditions in a remote location. In nearly four months of field work, NWT as operator has advanced the project, covering 305,000 acres (1,235 square kilometers), from airborne surveys to drill testing,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “The allegations made by Azimut are without merit and we intend to provide ample documentation to Azimut to support our position.”

As detailed in its unsolicited expression of interest, Azimut was prepared to offer 0.1475 common shares of Azimut for each NWT share. After a comprehensive evaluation of the Azimut offer and in consultation with its financial advisors, an independent committee of NWT’s Board of Directors concluded that the terms of the proposed offer were unlikely to result in a transaction that is more favorable to NWT’s shareholders from a financial point of view than the existing letter agreement with Nu-Mex. As such, and in accordance with the terms of NWT’s existing agreement with Nu-Mex, NWT informed Azimut shortly after 1pm PST on December 17, 2007 that it was unable to enter into negotiations with respect to the proposed transaction with Azimut.

Less than four hours later, at around 5pm PST, NWT received the Notice of Default from Azimut.

It is NWT’s intent to respond to Azimut’s concerns promptly and with assistance from legal counsel.

In the meantime, NWT continues to work towards the completion of a definitive agreement with Nu-Mex Uranium, which, as per the letter agreement, is expected to be signed no later than Thursday, December 20, 2007.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: December 20, 2007